ORGANIGRAM

ORGANIGRAM REPORTS FINANCIAL RESULTS AND SIGNIFICANT MILESTONES HEADING INTO 2018

Company completes several key initiatives positioning the company for future success.

Moncton, New Brunswick, [December 18, 2017] – Organigram Holdings Inc. (TSX-V: OGI, OTCQB: OGRMF) (the "Company") announced the financial results for the fourth quarter and fiscal year ending August 31, 2017. A copy of the financial statements and the corresponding management discussion and analysis are available on the investors section Company's website (www.organigram.ca) and are also filed and available on SEDAR (www.sedar.com).

"This has been a pivotal year for Organigram" stated Greg Engel, CEO at Organigram. "The company has seen phenomenal success from a patient acquisition, product quality, and elevated standards perspective".

Engel reflected on the key objectives that were communicated upon his hire in early 2017. "Our objectives for the second half of 2017 were to establish a commitment to quality within our company, to elevate our reputation within the industry as a Tier One licensed producer, and to secure the funds and resources that Organigram will require to firmly establish itself as a leader within the adult recreational market in 2018 and beyond. With our most recent announcement to expand our capacity to 65,000kg annually, it's my belief that we've been able to accomplish all three of these objectives as we continue to grow and transition in the industry".

Some of the key developments subsequent to the quarter and fiscal year end include:

September 6, 2017 – The Company announced it had entered into a memorandum of understanding with the New Brunswick Innovation Research Chair in Medical Technologies pursuant to which the parties will jointly develop an industry leading method of microwave extraction of cannabinoid extracts from marijuana plants.

September 15, 2017 – the Company entered into a memorandum of understanding (the "MOU") with newly named CannabisNB within the Province of New Brunswick for the supply of cannabis for customers of the adult-use recreational marijuana market upon the implementation of the governing legislation. Pursuant to the MOU, the Company has guaranteed the Provincial Authority an annual supply of a minimum of 5 million grams of cannabis product, an arrangement which management of the Company estimates will generate gross revenues of between $40 million to $60 million per annum.

October 31, 2017 – the Company acquired a land parcel of approximately 1.65-acres with an existing building located at 55 English Drive in Moncton, New Brunswick which abuts the property currently owned by the Company. The acquisition is part of the Company's plan to develop its centralized campus and provides the ability for future anticipated expansion.

November 29, 2017 – the Company announced the launch of The Edison Project which is an initiative designed to produce and offer the highest quality of flower using the latest in technology and industry best practices through the adoption of three key production techniques: top flower pruning, hand-manicuring flowers and craft curing post-harvest. The first

two Edison Project related products released are #3 Edison and #7 Edison which are now available to registered patients of the Company and have resulted in almost $100,000 in revenue over the first three weeks of availability.

December 4, 2017 – the Company announced that it was the recipient of three awards presented at the 2017 Lift Canadian Cannabis Awards, including Top Sativa Flower for its premium flower, Wabanaki. The Canadian Cannabis Awards is Canada's leading medical cannabis awards program and recognizes leading Licensed Producers, with awards being determined based on votes cast by medical marijuana clients. Management of the Company is pleased with the results and views this as a validation of the Company's enhanced quality control protocols and emphasis on quality.

Some selected highlights from the fiscal year ended August 31, 2017 include:

2017	Operating Metric	2016
7,404*	Patient Count	3,051
785,325	Grams Sold – Flower	732,022
584,450	ML Sold – Oil	9,450
$5,713,703	Net Sales	$6,127,623

*The company surpassed 10,000 active registered patients as of December 1, 2017 and continues to see a positive trend in patient acquisition. Growth is driven in part by its expanded product offering.

The company reported a net loss of $10,889,678, adjusted EBITDA (excluding FV adjustment)** of -$7,798,604 and cash flow from operations of -$5,818,444.

** These measures are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures are explained in the Management's Discussion & Analysis under Adjusted Gross Margin, Adjusted EBITDA, and Cash Flow, a copy of which has been filed today on www.sedar.com

For more information, visit www.organigram.ca

ORGANIGRAM

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations ("ACMPR").

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc.
Greg Engel
Chief Executive Officer
gengel@organigram.ca
(416) 435-8091

Organigram Holdings Inc.
Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121